TDC Nominates new Members of the Board of Directors

COPENHAGEN, Denmark, February 26, 2003 (PRIMEZONE) -- TDC (NYSE:TLD): the Board of Directors has been notified by Erik Sprunk-Jansen, that he will not seek re-election at the next Annual General Meeting of TDC, to be held on April 9, 2003. The Board of Directors of TDC A/S has decided in his place to nominate Kurt Anker Nielsen.The nomination of Kurt Anker Nielsen reflects the expectation that TDC will establish an audit committee during 2003 to ensure compliance with the new regulation based on the Sarbanes Oxley Act.

Kurt Anker Nielsen, 57, is an independent financial expert and holds a MSc (Commerce). He is co-president and CEO of Novo A/S and serves as Vice Chairman of the Board of Novo Nordisk A/S and Novozymes A/S. He also serves as member of the Board of Coloplast A/S and ZymoGenetics Inc.

Also, Thomas G Carter and Kristin Blomquist have notified that they will not seek re-election. In their place, the Board of Directors of TDC A/S has decided to nominate Jim Callaway and Jon Klug to be elected at the Annual General Meeting

Jim W Callaway, 56, holds a BSc (Business Administration) and is working as Group President for SBC Communications Inc. He serves as member of the Board in Belgacom and Telefonos de Mexico.

Jonathan Klug, 47, holds a MBA and is working as Vice President Finance for SBC International Inc. He serves as member of the Board of Belgacom, ADSB Telecommunications and Telkom SA Limited.

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